July 5, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed June 13, 2024
           File No. 001-40725
Dear Michael Winston:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Proxy Statement dated June 13, 2024
Proposal 4 - The Ionic NASDAQ Proposal, page 39

1. We note your revised disclosure in response to prior comment 1. However, it is unclear whether the failure to issue shares or pay consideration upon receipt of a notice of exercise of the Ionic Warrant would result in a penalty. In this regard, we note that the final sentence of the fifth paragraph of this section appears to indicate that acceptance of a notice of exercise is optional. Please revise to clarify. To the extent there are penalty provisions, please clarify the timing, amount, and significance to you of such penalties.
2. Also, please reconcile your disclosures in this section with your disclosures regarding the
       Ionic warrant in your Form S-1 filed on June 28, 2024. For example, clarify the number of common shares that would be authorized if you receive shareholder approval and provide expanded detail regarding how you intend to allocate the newly authorized shares to satisfy the required reserve amount.
 July 5, 2024
Page 2
Proposal 5 - The Maxim NASDAQ Proposal, page 42

3. Please revise to clarify the reasons that the settlement agreement was entered into on
       August 10, 2023. Also, please file the settlement agreement amendment and the amendment to the certificate of designation.
4. We note your disclosure that if the proposal is not approved, the company would be obligated to ultimately redeem the Series A held by Maxim for cash consideration. Please quantify the amount of cash consideration and how it would be calculated and clarify the timing and significance of such payment. Also, please clearly disclose any penalty provisions.
General

5.     Please update your disclosure regarding the status of delisting.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Peter Waltz